August 30, 2011

Ms. Sonia Gupta Barros

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Station Casinos LLC (the “Company”)
Amendment No. 3 to Form 10 (the “Form 10”)
Filed June 7, 2011
File No. 000-54193

Dear Ms. Barros:

We have received and reviewed the comments in the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated June 29, 2011 (the “Comment Letter”).  The purpose of this letter is to provide our response to those comments.

To assist in your review of our responses, this letter restates completely each comment contained in the Comment Letter, which is followed by our response.  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Form 10.

General

1.                                    As previously noted, we will not clear your Form 10 registration statement until the outstanding comments related to your Form 10-K for the fiscal year ended December 31, 2009 have been resolved.

RESPONSE:

The Company is pleased to report that it has been notified that the Commission has completed its review of the Form 10-K for the fiscal year ended December 31, 2009.  A copy of the letter from the Commission indicating that it has completed its review is enclosed herewith.

Item 1. Business, page 3

Restructuring Transactions, page 4

2.                                    We note your disclosure that FI Station Investor will receive warrants with the right to purchase up to 1.67% of the non-voting equity and that holders of the mezzanine portion of the CMBS Loans will receive warrants with the rights to purchase up to 3.33% of the non-voting equity.  However, on page B-7 of the financial statements you indicate that each party will receive warrants with the rights to purchase up to 2.5% of the non-voting equity.  Please advise or revise to address this discrepancy.

Thomas M. Friel
Station Casinos LLC
August 30, 2011

RESPONSE:

The Company respectfully advises the Staff that the audited financial statements filed with the Form 10 that contained the disclosure regarding the allocation of warrants to purchase non-voting equity were completed on March 31, 2011 and the statements contained therein regarding the allocation of the warrants were accurate as of the date of the audited financial statements.  The warrants to purchase non-voting equity were reallocated subsequent to March 31, 2011 and the reallocation of the warrants was reflected in the discussion of the restructuring transactions on pages 4 and F-6 of Amendment No. 3 to the Form 10.  However, page B-7 of the audited financial statements were not changed to reflect the reallocation of the warrants because such financial statements are dated as of a date that precedes the date that the allocation of the warrants was revised.  The Company further notes that the final allocation of the warrants is reflected in the Form 10-Q filed by the Company for the quarter ended June 30, 2011.  The Company respectfully submits that the disclosure contained in Amendment No. 3 to the Form 10 is accurate because the statements set forth on pages 4 and F-6 of the Form 10 and page B-7 of the audited financial statements included in the Form 10 were each accurate as of the respective dates that they were made.

* * *

Thomas M. Friel
Station Casinos LLC
August 30, 2011

Attached is a statement from the Company acknowledging the items requested in your original letter.  If I can be of any assistance to your or should you have any questions, please do not hesitate to contact me at (702) 495-4210.

Sincerely,

/s/ Thomas M. Friel
Thomas M. Friel
Executive Vice President, Chief Accounting Officer & Treasurer

Attachments

cc:  Deborah J. Ruosch, Milbank Tweed Hadley & McCloy

Thomas M. Friel
Station Casinos LLC
August 30, 2011

The undersigned on behalf of the Company acknowledges that:

•                                        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Thomas M. Friel
Thomas M. Friel
Executive Vice President, Chief Accounting Officer & Treasurer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

August 19, 2011

Frank J. Fertitta III

Chief Executive Officer and President

Station Casinos, Inc.

1505 South Pavilion Center Drive,

Las Vegas, Nevada 89135

Re:	Station Casinos, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on March 31, 2010
File No. 001-12037

Dear Mr. Fertitta:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk
Lyn Shenk
Branch Chief